

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 29, 2020

Doug Logigian
Chief Executive Officer
KL Acquisition Corp
111 West 33rd Street, Suite 1910
New York, NY 10120

> **Re: KL Acquisition Corp**
> **Registration Statement on Form S-1**
> **Filed December 17, 2020**
> **File No. 333-251398**

Dear Mr. Logigian:

We have reviewed your registration statement and have the following comment. In our comments we may ask you to provide us information so that we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe that our comment applies to your facts and circumstances or do not believe that an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information that you provide in response to the comment, we may have additional comments.

Registration Statement on Form S-1 filed December 17, 2020

Description of Securities
Warrants, page 119

1.   Provide disclosure on the exclusive forum provision in the warrant agreement which is to be filed by amendment as Exhibit 4.4. Additionally, provide cross reference to the risk factor disclosure relating to the exclusive forum provision on page 57.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment before the requested effective date of the registration statement.

You may contact Melinda J. Hooker, Staff Accountant, at (202) 551-3732 or W. John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Sherry Haywood, Senior Counsel, at (202) 551-3345 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Douglas S. Ellenoff, Esq.